Mail Stop 3561

December 4, 2007

Stephen M. Bailey
Chief Financial Officer
Flir Systems, Inc.
27700A SW Parkway Avenue
Wilsonville, OR 97070

>   **Re: Flir Systems, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed March 16 2007**
>   **File No. 000-21918**

Dear Mr. Bailey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief